Date: February 4, 2011	COMPUTERSHARE 530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities NYSE
Subject: TALISMAN ENERGY INC.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	07-03-2011
Record Date for Voting (if applicable) :	07-03-2011
Beneficial Ownership Determination Date :	07-03-2011
Meeting Date :	04-05-2011
Meeting Location (if available) :	Calgary, AB

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	87425E103	CA87425E1034

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for TALISMAN ENERGY INC.